Exhibit 99.3

NOTICE OF THE ANNUAL GENERAL MEETING

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 26, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated May 8, 2026. Unless otherwise indicated, capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, June 26, 2026 at 10:00 a.m. (Beijing time) for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	To receive and adopt the audited consolidated financial statements and the reports of directors (the “Directors”) and auditors of the Company for the year ended December 31, 2025.

2.	(a)	To re-elect the following retiring Directors (as separate resolutions):

(i)	Dr. Tony Xu Han as an executive Director.

(ii)	Dr. Yan Li as an executive Director.

(iii)	Mr. Ichijo Futakawa as a non-executive Director.

(iv)	Mr. Jean-François Salles as a non-executive Director.

(v)	Ms. Huiping Yan as an independent non-executive Director.

(vi)	Mr. David Zhang as an independent non-executive Director.

(vii)	Dr. Tony Fan-cheong Chan as an independent non-executive Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ remuneration.

*	For identification purposes only

NOTICE OF THE ANNUAL GENERAL MEETING

3.	As an ordinary resolution, THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue or deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury Shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any share options granted or to be granted pursuant to the 2018 Share Plan, the 2026 Share Plan or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted share units granted or to be granted pursuant to the 2018 Share Plan or the 2026 Share Plan;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury that are held as treasury Shares) in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

“Rights Issue” means an offer of Shares, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to Shareholders whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

NOTICE OF THE ANNUAL GENERAL MEETING

4.	As an ordinary resolution, THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Class A Ordinary Shares and/or ADSs that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

5.	As an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Class A Ordinary Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and any Class A Ordinary Shares out of treasury that are held as treasury Shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

6.	To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Company until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix the remuneration of the auditors of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 22, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Shares on the Company’s register of members as at the Share Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as at the close of business on May 22, 2026 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the Class A Ordinary Shares underlying the ADSs must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Treasury Shares, if any and registered under the name of the Company, shall not carry any voting rights at general meetings of the Company. For the avoidance of doubt, for the purposes of the Listing Rules, where any treasury Shares are deposited in CCASS, the Company shall abstain from voting at its general meetings in respect of such Shares.

In order to be eligible to attend and vote at the AGM, persons who hold the Class A Ordinary Shares and/or Class B Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on May 19, 2026 Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Class A Ordinary Shares directly on the Company’s Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, within the same period (i.e., before 4:30 p.m. on May 22, 2026, Hong Kong time). All persons who are registered holders of the Shares on the Share Record Date will be entitled to attend and vote at the AGM.

ATTENDING THE AGM

Only holders of record of Shares as at the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as at the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as at the ADS Record Date will need to directly instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at (ir.weride.ai).

Holders of record of the Shares on the Company’s register of members as at the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or send your voting instructions to Deutsche Bank Trust Company Americas or to your bank, brokerage or other securities intermediary, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on June 16, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director
and Chief Executive Officer

Headquarters and Principal Place of	Registered Office:
Business in the PRC:	P.O. Box 472
21st Floor, Tower A	Harbour Place, 2nd Floor, North Wing
Guanzhou Life Science Innovation Center	103 South Church Street
No. 51 Luoxuan Road	George Town
Guangzhou International Biotech Island	Grand Cayman KY1-1106
Guangzhou	Cayman Islands
Guangdong Province
PRC

May 8, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

*	For identification purposes only

- 26 -